June 11, 2010
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4631

Re:	RSC Equipment Rental, Inc. Amendment No. 1 to Form S-4 Filed May 12, 2010 File No. 333-165746
Dear Ms. Long:
          This letter sets forth the responses of RSC Equipment Rental, Inc. (“RSC”) and RSC Holdings III, LLC (“Holdings” and, together with RSC the “Company”) to the comments contained in your letter, dated May 27, 2010, relating to Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of RSC and Holdings filed with the Securities and Exchange Commission (the “Commission”) on May 12, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
          The Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are two copies of a blacklined version of Amendment No. 2, marked to show all changes from Amendment No. 1 filed with the Commission on May 12, 2010. Page references in the responses below are to the blacklined version of Amendment No. 2.
Risk Factors, page 12
1.	We note your response to comment 10 in our letter dated April 21, 2010. Please delete the third and fourth sentences of the introductory paragraph. Please refer to Staff Legal Bullet No. 7A, Sample Comment #30, available at our website at www.sec.gov/interps/legal/cfslb7a.htm. Please also comply with this comment under the headings entitled “Item 1A. Risk Factors” on page 12 and 27 of Annexes A and B, respectively.

          In response to the Staff’s comment, the Company has revised the disclosure on (i) pages 12 of Amendment No. 2 to delete the following sentences: “However, the risks and uncertainties are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the following risk factors may also adversely affect our business,” and (ii) pages 12 and 26 of Annexes A and B to Amendment No. 2, respectively, to comply with Sample Comment #30 of the Staff Legal Bullet No. 7A.
Expiration Date; Extension; Amendments; Termination, page 31
2.	We note your response to comment 15 in our letter dated April 21, 2010. Please confirm that the “other public announcement” by which you will notify holders of the old notes of an extension means a written public announcement.
          In response to the Staff’s comment, the Company confirms that the “other public announcement” by which it will notify holders of the old notes of an extension means a written public announcement.
Where You Can Find Additional Information, page 109
3.	Please revise your disclosure under this heading to reflect that your latest Forms 10-K and 10-Q are included in this prospectus, rather than only accompany the prospectus.
          In response to the Staff’s comment, the Company has revised the disclosure on page 109 to state that the Company’s latest Forms 10-K and 10-Q are included in this prospectus, rather than accompany the prospectus.
Undertakings, page II-8
4.	Please remove paragraph 9.
          In response to the Staff’s comment, the Company has deleted the undertaking set forth in paragraph (9) on page II-7.
Exhibit 5.3
5.	We note your response to comment 20 in our letter dated April 21, 2010. Please have counsel revise its opinion to delete subparts (v) and (vi) of the third paragraph preceding the numbered paragraphs. Please also have counsel delete the last sentence of its opinion, as previously requested.

Subparts (v) and (vi) of the third paragraph preceding the numbered paragraphs have been deleted in response to the Staff’s comment. The final sentence has been deleted in response to the Staff’s comment.
Supplemental Letter
6.	Please revise your supplemental letter to include the following representations on behalf of both registrants:
With respect to any broker-dealer that participates in the Registered Exchange Offer with respect to existing securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of their affiliates to distribute the securities to be received in the Registered Exchange Offer.
          In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the supplemental letter to include the following representations:
With respect to any broker-dealer that participates in the Registered Exchange Offer with respect to existing securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of their affiliates to distribute the securities to be received in the Registered Exchange Offer.
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          If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Jack N.E. Pitts, Jr. at (212) 909-6609.

Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq. RSC Equipment Rental, Inc.

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